SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  21 February  2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares
99.2	Transaction in Own Shares

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 19 February 2014 it acquired 100,000 of its own ordinary shares at an average price of 1980.2311 pence per ordinary share. The highest and lowest prices paid for these shares were 1990 pence per share and 1969 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,873,912 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,070,305.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 20 February 2014 it acquired 115,000 of its own ordinary shares at an average price of 1968.6733 pence per ordinary share. The highest and lowest prices paid for these shares were 1976 pence per share and 1961 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,988,912 ordinary  shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,955,305.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 February 2014